

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Sidney Chan
Chief Executive Officer
ALR Technologies Inc.
7400 Beaufont Springs Dr.
Suite 300
Richmond, Virginia 23225

> **Re: ALR Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed November 4, 2020**
> **File No. 333-249835**

Dear Mr. Chan:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing